UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)
(Amendment No. 23)1
INVACARE CORPORATION

(Name of Issuer)
COMMON SHARES

(Title of Class of Securities)
461203 10 1

(CUSIP Number)
December 31, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
     1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	461203 10 1	13G	Page	2	of	6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) A. Malachi Mixon, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not Applicable
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		2,809,791

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		328,541

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,809,791

WITH	8	SHARED DISPOSITIVE POWER

		377,694

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,187,485

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	9.6%

12	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1(a). Name of Issuer:
Invacare Corporation
Item 1(b). Address of Issuer’s Principal Executive Offices:
One Invacare Way, Elyria, Ohio 44035
Item 2(a). Name of Person Filing:
A. Malachi Mixon, III
Item 2(b). Address of Principal Business Office or, if None, Residence:
One Invacare Way, Elyria, Ohio 44035
Item 2(c). Citizenship:
United States
Item 2(d). Title of Class of Securities:
Common Shares
Item 2(e) CUSIP Number:
461203 10 1
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act;

(e)	☐ An investment adviser in accordance with Rule 13-d-1(b)(1))(ii)(E);

(f)	☐ An employee benefit plan or endowment fund; in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ A non-U.S. institution is accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
      If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______
Item 4. Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:
3,187,485 (1) (2) (3) (4)
(b)	Percent of class:
9.6%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote 2,809,791 (1)

(ii)	Shared power to vote or to direct the vote 328,541 (2)

(iii)	Sole power to dispose or to direct the disposition of 2,809,791(1)

(iv)	Shared power to dispose or to direct the disposition of 377,694 (2) (3)
          Instruction. For computations regarding securities which represent a right to acquire an underlying security, see
Rule 13d-3(d)(1).
(1)	Includes (a) 686,504 Class A Common Shares, (b) 703,912 Class B Common Shares and (c) 1,419,375 Common Shares issuable upon exercise of options. Each Class B Common Share is convertible at any time into one Common Share.

(2)	Includes (a) 18,892 Common Shares owned by Trustee for Invacare Retirement Savings Plan and (b) 309,649 Common Shares owned of record by the reporting person’s spouse. The reporting person disclaims beneficial ownership of the shares owned of record by the reporting person’s spouse.

(3)	Includes (a) 24,576 Common Shares owned by the trustee for the 1997 grantor retained annuity trust created by the reporting person and (b) 24,577 Common Shares owned by the trustee for the 1997 grantor retained annuity trust created by the reporting person’s spouse. The reporting person disclaims beneficial ownership of the shares held by the grantor retained annuity trusts created by the reporting person’s spouse.
(4)	Assumes conversion of all Class B Common Shares held by reporting person into Common Shares.
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
     Not Applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     Not Applicable
Item 8. Identification and Classification of Members of the Group.
     Not Applicable
Item 9. Notice of Dissolution of Group.
     Not Applicable
Item 10. Certification.
     Not Applicable

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2009

(Date)

/s/ A. Malachi Mixon, III

(Signature)

A. Malachi Mixon, III

(Name/Title)